UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Initial Filing)

Ocuphire Pharma, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

67577R102
(CUSIP Number)

November 6, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	67577R102

1	Names of Reporting Persons
Apexian Pharmaceuticals, Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
779,993
	6	Shared Voting Power
0
	7	Sole Dispositive Power
779,993
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
779,993
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
7.136%
12	Type of Reporting Person (See Instructions)
CO

Item 1.

(a)	Name of Issuer: Ocuphire Pharma, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:
37000 Grand River Avenue, Suite 120
Farmington Hills, MI 48335

Item 2.

(a)	Name of Person Filing: This Schedule 13G is being filed by Apexian Pharmaceuticals, Inc. (“Apexian”).

Apexian is the direct holder and the beneficial owner of 779,993 shares of common stock of the Issuer (“Shares”). Apexian is filing this Schedule 13G with respect to these Shares pursuant to Rule 13d-1(c) under the Act.

(b)	Address of Principal Business Office or, if None, Residence:
20 N Meridian St., Suite 805, Indianapolis, IN 46204

(c)	Citizenship: Delaware corporation

(d)	Title and Class of Securities: Common Stock, par value $0.0001 per share

(e)	CUSIP No.: 67577R102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership
(a)	Amount Beneficially Owned:
779,993 Shares

(b)	Percent of Class: 7.136%[1]

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
779,993 Shares

(ii)	Shared power to vote or to direct the vote:
0

(iii)	Sole power to dispose or to direct the disposition of:
779,993 Shares

(iv)	Shared power to dispose or to direct the disposition of:
0
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable

Item 8.	Identification and classification of members of the group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certifications. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

1 Percentage calculated in each case based on 10,929,881 aggregate Shares issued and outstanding as of March 7, 2021 as reported in the Form 10-K filed by the Issuer on March 11, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2021

Apexian Pharmaceuticals, Inc.

By:	/s/ Timothy Tichenor
Name: Timothy J. Tichenor
Title: Secretary